Filed by Zymeworks Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zymeworks Inc.

Commission File: 001-38068

On July 15, 2022, Zymeworks Inc. made available to investors and the public a pre-recorded webcast presentation. The slides used in the presentation are reproduced below, and the transcript of the presentation is being separately filed pursuant to Rule 425.

Zymeworks Delaware Redomicile Webcast Neil Klompas Chief Operating Officer

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed change of domicile to Delaware (the “Redomicile”), Zymeworks will cause its subsidiary Zymeworks Delaware Inc., a Delaware corporation (“New Zymeworks”), to file a registration statement on Form S-4, which will include New Zymeworks’ prospectus as well as Zymeworks’ proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and the appropriate Canadian securities regulatory authorities. Zymeworks plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its warrants and outstanding equity awards in connection with the proposed Redomicile. INVESTORS AND SECURITYHOLDERS OF ZYMEWORKS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZYMEWORKS, NEW ZYMEWORKS, THE REDOMICILE, AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Zymeworks or New Zymeworks through the website maintained by the SEC at www.sec.gov (“EDGAR”). Investors and securityholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Zymeworks, through the website maintained by the Canadian Securities Administrators at www.sedar.com (“SEDAR”). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Zymeworks’ website at www.zymeworks.com or by contacting Zymeworks’ corporate secretary. Zymeworks and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed Redomicile. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Zymeworks in connection with the proposed Redomicile, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Zymeworks’ directors and executive officers is also included in Zymeworks’ Amendment No. 1 to the Annual Report on Form 10-K/A, which was filed with the SEC and Canadian securities regulatory authorities on May 2, 2022. This document is available free of charge as described above. Important Information for Investors and Securityholders

Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws, or collectively, forward looking statements. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, the timing and completion of the Redomicile, expected benefits of the Redomicile, opportunities to enhance long-term value for shareholders as a U.S. corporation, opportunities to expand the institutional investor base, eligibility for inclusion in certain leading indices, ability to commercialize zanidatamab in the United States, anticipated operational expansion in the EU and Asia, anticipated clinical development milestones and timelines, anticipated timing of clinical trial results, anticipated business development transactions, and other information that is not historical information. Forward-looking statements can often be identified by the use of terminology such as “subject to,” “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of risks and uncertainties, including those described in the "Risk Factors" and other sections of our public filings with the Securities and Exchange Commission and Canadian securities regulators. These forward-looking statements are made only as of the date hereof, and Zymeworks Inc. undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Strategically Aligned and Better Positioned to Build Value Reduction in workforce KEY STRATEGIC PRIORITIES FOR 2022 & 2023 STATUS / TARGET Improve financial position Financial Partnerships & Collaborations Preclinical and Platforms Advance two new product candidate to IND stage Clinical Monetize existing financial and preclinical assets Fully recruit HERIZON-BTC-01 pivotal trial Fully recruit HERIZON-GEA-01 pivotal trial Complete/close out early-stage clinical studies Release data and communicate development path for ZW49 Update on progress of early-stage R&D programs Q4 2022 YE 2023 Ongoing H2 2022 YE 2024 Execute new partnerships and collaborations Ongoing Ongoing Redomiciling is consistent with efforts to increase long-term shareholder value and the logical next step in our corporate development Board believes redomiciling to Delaware is aligned with the best interests of shareholders Reduces certain administrative costs and complexities Facilitates and enhances continued value creation through implementation and achievement of Key Strategic Priorities

Select Potential Benefits to Delaware Redomicile Enhances alignment with current and future shareholders to Delaware corporate law Allows for potential expansion due to elimination of investment size limitations for Canadian domiciled securities Greater familiarity and comparability with other Delaware incorporated peers U.S. Institutional Expands potential inclusion in passive investment vehicles and index funds Potential inclusion in certain Russell and S&P indices increases demand for ZYME shares Passive Investment Reduces complexity related to our future operations and reduces certain administrative costs Creates opportunity for increased potential and ease of partnering, commercializing, and monetizing zanidatamab and future clinical candidates Reduces Complexity Provides Board with additional tools for negotiating with potential acquirors to enhance shareholder value Enhances Strategic Tools Note: For a complete description of the reasons for a Delaware redomicile, please reference the preliminary proxy statement / prospectus on form S-4 to be filed with the United States Security and Exchange Commission by Zymeworks Delaware Inc. Does not prevent Zymeworks from continuing operations in Canada No significant change to Canadian employees Will maintain and improve our ability to recruit and sustain talent globally Continued Operations in Canada

Tax-Efficient Redomicile Process Overview Redomicile described in detail in preliminary proxy statement / prospectus on form S-4 to be filed with the United States Securities and Exchange Commission (“SEC”) by Zymeworks Delaware Inc. Document describes a share exchange process through which common shares of the current Canadian entity are exchanged for either shares of common stock of Zymeworks Delaware Inc. or, for certain eligible Canadian shareholders that so elect, an exchangeable share that can be exchanged for shares of common stock of Zymeworks Delaware Inc. Transaction is tax efficient for Zymeworks and shareholders1 No anticipated corporate-level Canadian or U.S. federal income tax resulting from redomicile Generally, expected to be a non-taxable event for our U.S.-based shareholders Canadian shareholders who elect to receive exchangeable shares can elect to defer all or part of any Canadian capital gain tax Exchangeable share structure is a well-known and established mechanism Administrative process has been successfully completed by other Canadian companies to redomicile into the U.S. while minimizing overall tax exposure for U.S. and Canadian shareholders Redomicile will require a special meeting of Zymeworks’ securityholders to approve share exchange and redomicile Requires approval of two-thirds of votes cast at a special meeting and approvals by NYSE and relevant Canadian courts of law Following SEC review, shareholders will be mailed a proxy statement / prospectus for a special meeting 1 For tax advice, please discuss your individual tax situation with tax advisors and consult information as found in the preliminary proxy statement / prospectus on form S-4 to be filed with the SEC.

Strategically Aligned and Better Positioned to Build Value Reduction in workforce KEY STRATEGIC PRIORITIES FOR 2022 & 2023 STATUS / TARGET Improve financial position Financial Partnerships & Collaborations Preclinical and Platforms Advance two new product candidate to IND stage Clinical Monetize existing financial and preclinical assets Fully recruit HERIZON-BTC-01 pivotal trial Fully recruit HERIZON-GEA-01 pivotal trial Complete/close out early-stage clinical studies Release data and communicate development path for ZW49 Update on progress of early-stage R&D programs Q4 2022 YE 2023 Ongoing H2 2022 YE 2024 Execute new partnerships and collaborations Ongoing Ongoing Redomiciling is consistent with efforts to increase long-term shareholder value and the logical next step in our corporate development Board believes redomiciling to Delaware is aligned with the best interests of shareholders Reduces certain administrative costs and complexities Facilitates and enhances continued value creation through implementation and achievement of Key Strategic Priorities

Appendix

Corporate Structure Prior to the Reorganization Zymeworks Inc. Zymeworks Management Inc. UK Branch Zymeworks Biopharmaceuticals Inc. Zymeworks Delaware Inc. Zymeworks Pharmaceuticals Limited Zymeworks Callco ULC Zymeworks Exchangeco Ltd. United Kingdom Canada Ireland United States Canada

Corporate Structure Following the Reorganization Zymeworks Delaware Inc. (to be renamed Zymeworks Inc.) Zymeworks Pharmaceuticals Limited Ireland Zymeworks Biopharmaceuticals Inc. United States Zymeworks Callco ULC Zymeworks Exchangeco Ltd. Zymeworks Inc. (to be renamed Zymeworks BC Inc.) Zymeworks Management Inc. UK Branch Canada United Kingdom

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed change of domicile to Delaware (the “Redomicile”), Zymeworks will cause its subsidiary Zymeworks Delaware Inc., a Delaware corporation (“New Zymeworks”), to file a registration statement on Form S-4, which will include New Zymeworks’ preliminary prospectus as well as Zymeworks’ preliminary proxy statement (the “Preliminary Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and the appropriate Canadian securities regulatory authorities. Zymeworks plans to mail the definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) to its shareholders and holders of its warrants and outstanding equity awards in connection with the proposed Redomicile. INVESTORS AND SECURITYHOLDERS OF ZYMEWORKS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND DEFINITIVE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZYMEWORKS, NEW ZYMEWORKS, THE REDOMICILE, AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Zymeworks or New Zymeworks through the website maintained by the SEC at www..sec.gov (“EDGAR”). Investors and securityholders will also be able to obtain free copies of the Definitive Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Zymeworks, through the website maintained by the Canadian Securities Administrators at www..sedar.com (“SEDAR”). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Zymeworks’ website at www..zymeworks.com or by contacting Zymeworks’ corporate secretary.

Participants in the Solicitation

Zymeworks and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed Redomicile. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Zymeworks in connection with the proposed Redomicile, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Preliminary Proxy Statement/Prospectus and Definitive Proxy Statement/Prospectus described above when they are filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Zymeworks’ directors and executive officers is also included in Zymeworks’ Amendment No. 1 to the Annual Report on Form 10-K/A, which was filed with the SEC and Canadian securities regulatory authorities on May 2, 2022. This document is available free of charge as described above.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” or information within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include, but are not limited to, statements that relate to the timing and completion of the Redomicile; expected benefits of the Redomicile; opportunities to enhance long-term value for shareholders as a U.S. corporation; opportunities to expand the institutional investor base; eligibility for inclusion in certain leading indices ability to commercialize zanidatamab in the United States; and other information that is not historical information. When used herein, words such as “intention”, “subject to”, believes”, “propose”, “will”, “future”, “may”, “anticipates”, “pending”, “plans”, “potential”, and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation: the impact of the COVID-19 pandemic on Zymeworks’ business, research and clinical development plans and timelines and results of operations, including impact on its clinical trial sites, collaborators, and contractors who act for or on Zymeworks’ behalf, may be more severe and more prolonged than currently anticipated; the ability to receive, in a timely manner and on satisfactory terms, the required securityholder, stock exchange and court approvals; the anticipated last day of trading Zymeworks common shares on the NYSE and the anticipated trading of shares of common stock of New Zymeworks following the completion of the Redomicile; and assumptions in corporate guidance. Risks and uncertainties include, but are not limited to: the anticipated benefits of the Redomicile may not be achieved; the receipt of securityholder, stock exchange and court approvals and satisfaction of other conditions in connection with the Redomicile may not be obtained; the anticipated tax consequences and impact of the Redomicile to Zymeworks shareholders, Zymeworks and New Zymeworks may not materialize; risks relating to New Zymeworks following the Redomicile, including triggering provisions in certain agreements that require consent or may result in termination; publicity resulting from the Redomicile and impacts to the company’s business and share price; the benefits of being a U.S. corporation on efforts to commercialize zanidatamab may not be realized; changes in or interpretation of laws or regulations may prevent the realization of anticipated benefits from the Redomicile; risks associated with existing or potential lawsuits and regulatory actions; the impact of disputes arising with partners; and other risks and uncertainties as described in the Preliminary Proxy Statement/Prospectus (when available), the Definitive Proxy Statement/Prospectus (when available), Zymeworks’ Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q and as described from time to time in Zymeworks’ other periodic filings as filed on SEDAR and EDGAR.

Although Zymeworks believes that such forward-looking Statements are reasonable, there can be no assurance they will prove to be correct. Investors should not place undue reliance on forward-looking statements. The above assumptions, risks and uncertainties are not exhaustive. Forward-looking statements are made as of the date hereof and, except as may be required by law, Zymeworks undertakes no obligation to update, republish, or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events.